

November 20, 2019

Craig Newfield
General Counsel
Dynatrace, Inc.
1601 Trapelo Road, Suite 116
Waltham, MA 02451

> **Re: Dynatrace, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted November 15, 2019**
> **CIK No. 0001773383**

Dear Mr. Newfield:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph C. Theis, Jr.